VIA EDGAR
June 14, 2007
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-0407
ATTN:     Larry Spirgel, Assistant Director

RE:	HARMONIC INC.
Form 10-K for the fiscal year ended December 31, 2006
Filed March 15, 2007
File No. 0-26906
Ladies and Gentlemen:
Harmonic Inc. (“we”, “our”, the “Company” or “Harmonic”) respectfully submits this correspondence to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in response to the Commission’s letter dated May 23, 2007 (the “Comment Letter”).
To facilitate your review of Harmonic’s responses to the comment by the Staff as set forth in the Comment Letter, we have reproduced below the Staff’s comment followed by our response.
Form 10-K for the Year Ended December 31, 2006
Notes to Consolidated Financial Statements
Note 1: Organization, Basis of Presentation and Summary of Significant Accounting Policies
Revenue Recognition, page 67
1.	Please refer to prior comment 2. Tell us in detail about the contracts for which you use the percentage of completion method to recognize revenue, including the amount of product that is used and the amount of labor and billing rates for the laborers and the importance of customer acceptance. Tell us your consideration of SAB Topic 13A3b, and c. Your response does not provide us with sufficient information to understand the appropriateness of your accounting and did not address your consideration of SOP 81-1 and ARB 45 including whether your contracts are subject to the guidance.

The Company respectfully advises the Staff that it only applies the percentage-of-completion method to solution sales that fall within the scope of SOP 81-1 and ARB 45 or that must be accounted for in accordance with SOP 81-1 based on the criteria set forth in paragraph 74 of SOP 97-2.

Such solution sale arrangements involve the design, manufacture, test, integration and installation of equipment to the specifications of Harmonic’s customers, including equipment acquired from third parties to be integrated with Harmonic’s products and software that is customized to meet the customer’s specifications.

Larry Spirgel, Assistant Director
U. S. Securities and Exchange Commission
June 14, 2007

These arrangements require Harmonic to provide integrated solutions to our customers such as Comcast and Time Warner. Harmonic’s integrated solutions enable these customers to receive video and audio signals from their content providers (broadcasters and studios) and to process and manage these signals into appropriate formats and protocols. These audio and video signals are then delivered over the customer’s distribution network (i.e. cable, satellite, Internet) to their subscribers, who are primarily residential customers. Harmonic is required to configure, integrate, and optimize its solution so that the solution interoperates with equipment and software provided by other vendors for the delivery of audio and video signals to the customer’s subscribers via the customer’s network. Other vendors’ products include set-top boxes, software, switches, routers, and conditional access systems provided from suppliers such as Motorola, Microsoft and Cisco Systems.

The services that we provide under these arrangements include the configuration of system interfaces between Harmonic equipment and customer/third party equipment and the optimization of the overall solution to operate with the customer’s existing systems. This allows the Harmonic solution to interoperate with the unique features of the customer’s network design and to meet customer specific performance expectations.

Paragraph 7 and 74 of SOP 97-2 state that

“if an arrangement to deliver software or a software system, either alone or together with other products or services, requires significant production, modification or customization of the software, the service element does not meet the criteria for separate accounting set forth in paragraph 65. The entire arrangement should be accounted for in conformity with ARB No. 45, using the relevant guidance in SOP 81-1. Nevertheless transactions that normally are accounted for as product sales should not be accounted for as long-term contracts merely to avoid the delivery requirements associated with product sales for revenue recognition”.

Accordingly, for each arrangement that the Company enters into that includes both products and services, the Company’s Revenue Accounting department performs a detailed evaluation for each arrangement to determine whether the arrangement should be accounted for as a single arrangement under SOP 81-1, or alternatively, for arrangements that do not involve significant production, modification or customization, under other accounting guidance.

In applying SOP 81-1 and ARB 45, the Company evaluates the guidance in paragraph 21 through 33 of SOP 81-1 to determine, for each arrangement, whether percentage-of-completion accounting is applicable. In particular, the criteria of paragraph 23 are evaluated and the percentage-of-completion method is applied in circumstances in which reasonably dependable estimates can be made and in which all of the following conditions exist:
•	The contract includes provisions that clearly specify the enforceable rights regarding goods or services to be provided and received by the parties, the consideration to be exchanged, and the manner and terms of settlement.

•	The customer is expected to satisfy his obligations under the contract.

•	The Company is expected to perform on its contractual obligations.
The Company has a long-standing history of entering into contractual arrangements to deliver the solution sales described above, and such arrangements represent a significant part of the operations of the Company. At the outset of each arrangement accounted for under SOP 81-1, the Company develops a detailed project plan and associated labor cost estimates for each project. The Company believes that, based on its historical experience, it has the ability to make estimates that are sufficiently dependable to justify the use of the percentage-of-completion method of accounting and accordingly, utilizes percentage-of-completion accounting for most arrangements that are within the scope of SOP 81-1.

Larry Spirgel, Assistant Director
U. S. Securities and Exchange Commission
June 14, 2007

The following table shows the percentage of net revenues for the years ended December 31, 2004, 2005 and 2006 for which we used the percentage-of-completion accounting method to recognize revenue:

	% Completion	Total Consolidated	As a % of Consolidated
FY	Revenue Recognized	Revenue	Revenue

2004	$43,231,952	$248,306,412	17.4%
2005	26,751,799	257,377,706	10.4%
2006	29,358,172	247,684,636	11.9%
The following table shows product and service costs as a percentage of total contract costs during the year indicated:

	For the Year ended December 31,
	2004	2005	2006

Product Costs	$16,487,447	$12,079,113	$10,254,655
	85%	82%	82%
Service Costs	2,801,685	2,648,382	2,201,868
	15%	18%	18%

Total Costs	$19,289,132	$14,727,495	$12,456,523

Service costs for contracts are further broken down as follows:

	For the Year ended December 31,
	2004	2005	2006

Labor Costs (incl. Travel)	$2,322,216	$1,913,191	$1,722,967
	83%	72%	78%
Other Costs	479,469	735,191	478,901
	17%	28%	22%

Total Costs	$2,801,685	$2,648,382	$2,201,868

Labor Hours	19,484	16,354	18,205

Avg. Labor Cost Rate (excl. Travel)	$95	$85	$70

Other costs primarily relate to racks, packaging, crating and wiring.

Our standard contractual terms for arrangements accounted for under SOP 81-1 and ARB 45 include multiple milestones with associated customer acceptance over the course of the project. However, the Company believes that the percentage-of-completion accounting method is the most accurate measure of performance over the term of the underlying arrangement.

In accordance with SAB Topic 13, as these transactions are within the scope of specific authoritative literature that provides revenue recognition guidance, they are being accounted for by the Company in accordance with those standards, not SAB Topic 13.A.3.b and 13.A.3.c.

We track labor costs in our financial system based on labor hours at the labor rates effective for the respective contractual arrangement. These labor rates vary by geographic location and the level of staff performing the labor. The terms of our arrangement with the customer on these solution sales accounted for under the percentage-of-completion method do not provide for hourly labor billing rates. Instead, the amount of total

Larry Spirgel, Assistant Director
U. S. Securities and Exchange Commission
June 14, 2007

labor to be invoiced is negotiated as a part of the overall contractual arrangement. As such, we have provided detailed information related to labor cost rates as opposed to labor billing rates.

We will expand our disclosure of our accounting policy in future filings.

2.	Please refer to prior comment 3. We note that you qualify your response with the phrase “...in all circumstances in which it is available...” Please tell us how your VSOE for agreements where revenue is recognized under EITF 00-21 meets the criteria for VSOE in paragraph 10 of SOP 97-2 when the VSOE of fair value is not available. Please quantify these exceptions for the periods presented.

The Company respectfully advises the staff that it will hereby clarify its response to prior comment 3. In agreements where revenue is recognized under EITF 00-21 and for which VSOE of fair value established in accordance with paragraph 10 of SOP 97-2 is not available for all undelivered elements, we defer the recognition of all revenue under the agreement until all elements of the arrangement have been delivered or VSOE of fair value in accordance with paragraph 10 of SOP 97-2 has been established.

For the periods presented, the amount of revenue deferred at each balance sheet date, due to undelivered elements for which VSOE of fair value was not available was as follows:

	As of December 31,
	2004	2005	2006
Deferred Revenue	$5,487,989	$3,121,232	$6,229,061

3.	Please refer to prior comment 4. Tell us why you accepted the returns from your distributors and systems integrators if you do not offer return rights. Please quantify the dollar amount of returns. We note your statement that these returns are less than 2% of distributor and system integrator sales. Please expand your disclosure in future filings to include the response to comment 4.

Further to our response in our letter to the Staff dated May 4 on prior comment 4, we do have instances of accepting returns from resellers and system integrators. Such returns are made solely at the discretion of the Company as our agreements with resellers and system integrators do not allow for stock rotation or return rights. Our resellers and systems integrators purchase our products for specific capital equipment projects of the end user and do not hold inventory. As such, we accept returns typically in instances where the reseller has designed a component into a project for the end user but the reseller/integrator requests to return products which did not meet the specific project’s functional requirements.

As the following table illustrates, these amounts were not material to the Company’s financial results for the periods presented:

	For the Year ended December 31,
Reseller & Systems Integrator	2004	2005	2006

Product returns	$315,857	$394,382	$292,551
Revenue	$40,580,170	$55,622,138	$49,028,780
% of Reseller/Integrator Revenue	0.78%	0.71%	0.60%
We will expand our disclosure in future filings.

Larry Spirgel, Assistant Director
U. S. Securities and Exchange Commission
June 14, 2007

Form 10-Q for March 31, 2007
Condensed Consolidated Financial Statements
Note 10: Income Taxes, page 14
4.	You state that you took a charge of $2.1 million to retained earnings upon adoption of FIN 48. Tell us in detail about the nature of the charge and why it was required under FIN 48 but not under the prior accounting literature.

For years prior to the adoption of FIN 48, tax contingency accruals were determined by using the Company’s best estimates in calculating a comprehensive settlement amount for each taxing jurisdiction for each open tax year. These amounts represented the Company’s assessment of the ultimate settlement payment.

As a result of the adoption of FIN 48, the Company refined its computation of its accruals for uncertain tax positions for all open tax years. In assessing the magnitude of such liabilities, the Company determined that in accordance with paragraph 15 of FIN 48, additional interest and penalties should be accrued. Based on this and other guidance in FIN 48, the Company recorded a cumulative adjustment upon adoption of FIN 48 through December 31, 2006, of $2.1 million as shown below by tax year.
000’s USD

	Prior	FIN 48
Year	Accrual	Accrual	Increase

2001	1,295	1,671	376
2002	1,372	1,908	536
2003	1,058	1,456	398
2004	2,319	3,095	776
2005	52	65	13
2006	274	287	13

Total	6,370	8,482	2,112

If you have any questions or concerns with respect to the foregoing, please contact the undersigned at 408-542-2661 or by facsimile at 408-542-2516.
Sincerely,
/s/Robin N. Dickson
Robin N. Dickson
Chief Financial Officer

cc:	Patrick J. Harshman, President & CEO, Harmonic Inc.
Jerry Pruitt, Controller, Harmonic Inc.
Robert F. Heatley, PricewaterhouseCoopers LLP
Robert G. Day, Esq., Wilson Sonsini Goodrich & Rosati, PC